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12013204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington DC
123

SEC FILE NUMBER
8-51337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KR SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 PRETTY BROOK ROAD
(No. and Street)

PRINCETON (City) NEW JERSEY (State) 08540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WALTER ALAN GILMORE 609-924-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGUIGAN TOMBS & COMPANY, PC CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

2399 HIGHWAY 34 (Address) BUILDING D (City) MANASQUAN, NJ (State) 08736 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AD 3/15

OATH OR AFFIRMATION

I, WALTER ALAN GILMORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KR SECURITIES LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DANIELLE ADDO
NOTARY PUBLIC - NEW JERSEY
My Comm Expires Dec 17 2013

Signature

CCO

Title

Addo.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336
www.mcguiganco.com

INDEPENDENT AUDITORS' REPORT

To the Member of
KR Securities, LLC

We have audited the accompanying statement of financial condition of KR Securities, LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KR Securities, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

February 11, 2012
Manasquan, New Jersey

KR SECURITIES, LLC
Statement of Financial Condition
December 31, 2011

ASSETS

Cash and cash equivalents	$ 61,729
Receivable from brokers and dealers	41,195
Total assets	$ 102,924

MEMBER'S EQUITY

Member's equity	$ 102,924
Total member's equity	$ 102,924

See accompanying notes to financial statements

KR SECURITIES, LLC

Statement of Operations

For the Year Ended December 31, 2011

Revenues	
Principal transactions	$ 82,285
Commissions	13,559
Distribution service fee	365
Total revenues	96,209
Expenses	
Administrative services	39,000
Clearance and commission fees	31,506
Dues and subscriptions	5,273
Insurance expense	1,621
Other operating expense	430
Total expenses	77,830
Net income	$ 18,379

See accompanying notes to financial statements

KR SECURITIES, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2011

	Total
Member's equity, beginning of year	$ 84,545
Net income	18,379
Member's equity, end of year	$ 102,924

See accompanying notes to financial statements

KR SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows provided by operating activities		
Net income	$	18,379
Adjustments to reconcile net income to net cash provided by operating activities		
Receivable from brokers and dealers		(12,244)
Net cash provided by operating activities		6,135
Net increase in cash and cash equivalents		6,135
Cash and cash equivalents as of beginning of year		55,594
Cash and cash equivalents as of end of year	$	61,729

See accompanying notes to financial statements

Note 1 -Summary of significant accounting policies

Organization

KR Securities, LLC (the "Company") is a single-member Delaware limited liability company. The Company is a wholly-owned subsidiary of Krieger, Ruderman & Co., LLC (the "Parent" or "Member").

The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

The Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with such transactions. The Company has a clearing agreement with JP Morgan Clearing Corp ("JP Morgan") formerly known as Bear Stearns Securities Corporation whereby JP Morgan clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of JP Morgan. Accordingly, customer open transactions are not reflected on the accompanying statement of financial condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers. This exposure is reduced by the Company's policy of obtaining and maintaining adequate collateral until open transactions are completed.

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Transactions in securities are recorded on the trade date. Securities owned and securities sold, but not yet purchased are recorded at market value on a trade-date basis. Securities sold, but not yet purchased are subject to market fluctuations which may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition.

Commissions

Commission revenues and related expenses from customer transactions are recorded on the trade date. When acting as broker or dealer, the Company will be entitled to receive brokerage commissions, mark-ups or mark-downs.

Note 1 - Summary of significant accounting policies (cont'd)

Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market instruments with original maturity dates of three months or less.

Concentration of credit risk

The Company maintains its cash balances with quality financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per financial institution. Effective December 31, 2010 through December 31, 2012, all non-interest bearing accounts are fully insured regardless of the balance in the account at all FDIC insured institutions.

Income taxes

The Company is a single-member limited liability company. The taxable income or loss of the Company is allocated to and included in the tax returns of the individual members of the Parent. The Company may be subject to state and local taxes in certain jurisdictions in which they operate.

Subsequent events

FASB ASC 855 requires interim and annual disclosure of the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The Company evaluated subsequent events through the report date on February 11, 2012, no disclosure is necessary.

Note 2 - Related party transaction

The expenses associated with management of the Company and certain other administrative expenses are allocated by the Parent to the Company pursuant to an expense allocation agreement. Accordingly, the results of operations are not necessarily indicative of those results had the Company been a stand-alone entity. For the year ended December 31, 2011, the Company was allocated administrative expenses of $39,000 from the Parent.

Note 3 - Net capital requirements

At December 31, 2011, the Company had net capital of $97,415, which was $92,415 in excess of its required net capital of $5,000.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

Note 4 - Profit sharing plan

The Company has a nonqualified employee profit sharing plan, which provides for contributions at the discretion of management. Employees become vested over a six-year period. The Company did not make any contributions for the year ended December 31, 2011.

SUPPLEMENTARY INFORMATION

KR SECURITIES, LLC

Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

Net capital	
Member's equity	$ 102,924
Deductions and/or charges	
Nonallowable assets	
Other deductions	5,000
Net capital before haircuts on securities positions	97,924
Haircuts on securities positions	509
Net capital	$ 97,415
Aggregated indebtedness	$ 0
Aggregate indebtedness to net capital ratio	0 to 1
Computation of basic net capital requirement	
Minimum net capital required (greater of 6-2/3% of aggregate Indebtedness or $5,000)	5,000
Net capital in excess of requirement	$ 92,415

Note

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2011.

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336
www.mcguiganco.com

February 11, 2012

The Board of Directors
KR Securities, LLC
600 Pretty Brook Road
Princeton, New Jersey 08540

Gentlemen:

In planning and performing our audit of the financial statements of KR Securities, LLC ("the Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange

Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management of KR Securities, LLC, the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336
www.mcguiganco.com

February 11, 2012

The Board of Directors
KR Securities, LLC
600 Pretty Brook Road
Princeton, New Jersey 08540

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by KR Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating KR Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). KR Securities LLC's management is responsible for the KR Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC -7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC -7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants